UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

PETRÓLEOS MEXICANOS ANNOUNCES

EARLY TENDER AND EXCHANGE RESULTS

September 27, 2016

MEXICO CITY, MEXICO – Petróleos Mexicanos (“Pemex”) announced today that it has accepted for (i) purchase or exchange, as applicable, the principal amounts of the outstanding series of securities identified as “Group A Securities” set forth in Table 1 below and (ii) exchange the principal amounts of the outstanding series of securities identified as “Group B Securities” set forth in Table 1 below, in each case, that were tendered at or prior to 5:00 p.m., New York City time, on September 26, 2016 (the “Early Participation Date”) pursuant to its previously announced tender and exchange offers (the “Tender and Exchange Offers”).

Satisfaction of Financing Condition

On September 21, 2016, Pemex issued (i) U.S. $2,000,000,000 aggregate principal amount of its 4.625% Notes due 2023 and (ii) U.S. $2,000,000,000 aggregate principal amount of its 6.750% Bonds due 2047 in a concurrent offering (the “Concurrent Offerings Securities”). As a result, pursuant to the terms and conditions described in the tender and exchange offer statement dated as of September 13, 2016 (the “Tender and Exchange Offer Statement”), the Financing Condition has been satisfied.

Early Participation Results

Pursuant to the Exchange Offers, Pemex will issue U.S. $69,302,000 aggregate principal amount of newly-issued 4.625% Notes due 2023 (the “New 2023 Notes”) and U.S. $1,500,000,000 aggregate principal amount of newly-issued 6.750% Bonds due 2047 (the “New 2047 Bonds” and, together with the New 2023 Notes, the “New Securities”). Each series of New Securities constitutes a single series with, and has been assigned the same CUSIP, ISIN and common code numbers and has the same terms and conditions as, the corresponding series of Concurrent Offerings Securities. In addition, each series of New Securities is fungible for U.S. federal income tax purposes with the corresponding series of Concurrent Offerings Securities.

The following tables summarize the early participation results as of the Early Participation Date and the principal amount of Group A Securities and Group B Securities (collectively, the “Existing Securities”) that Pemex has accepted for purchase or exchange, as well as the proration factors for the 5.750% Notes due 2018 tendered pursuant to the Group A Cash Tender Offers and the 5.500% Bonds due 2044 tendered pursuant to the Group A Exchange Offers for New 2047 Bonds.

Table 1

Group A Securities
Series	Acceptance Priority Level	Principal Amount of Group A Securities Validly Tendered	Principal Amount of Group A Securities Accepted for Purchase Pursuant to Group A Cash Tender Offers	Principal Amount of Excess Group A Securities Accepted for Exchange Pursuant to Group A Exchange Offers	Principal Amount of New 2023 Notes to Be Issued in Exchange for Accepted Excess Group A Securities(1)	Principal Amount of New 2047 Bonds to Be Issued in Exchange for Accepted Excess Group A Securities(2)
8.000% Notes due 2019	1	U.S. $687,725,000	U.S. $687,725,000	U.S. $0	U.S. $0	U.S. $0
5.750% Notes due 2018	2	U.S. $955,646,000	U.S. $657,050,000	U.S. $ 73,288,000	U.S. $69,302,000	U.S. $8,059,000
5.500% Bonds due 2044	3	U.S. $2,747,682,000	U.S. $0	U.S. $ 1,591,961,000	N/A	U.S. $1,491,941,000
6.000% Notes due 2020	4	U.S. $143,248,000	U.S. $0	U.S. $0	N/A	U.S. $0
5.500% Notes due 2021	5	U.S. $583,578,000	U.S. $0	U.S. $0	N/A	U.S. $0
Group B Securities
Series	Acceptance Priority Level	Principal Amount of Group B Securities Validly Tendered	Principal Amount of Group B Securities Accepted for Exchange Pursuant to Group B Exchange Offers	Principal Amount of New 2047 Bonds to Be Issued in Exchange for Accepted Group B Securities(3)
6.875% Notes due 2026	6	U.S. $728,384,000	U.S. $0	U.S. $0
6.625% Bonds due 2035	7	U.S. $975,382,000	U.S. $0	U.S. $0
6.500% Bonds due 2041	8	U.S. $1,241,075,000	U.S. $0	U.S. $0

(1)	Includes Group A 2023 Notes Early Exchange Premium of U.S. $30.00 principal amount of New 2023 Notes per U.S. $1,000.00 principal amount of Excess Group A Securities accepted for exchange.
(2)	Includes Group A 2047 Bonds Early Exchange Premium of U.S. $30.00 principal amount of New 2047 Bonds per U.S. $1,000.00 principal amount of Excess Group A Securities accepted for exchange.
(3)	Includes Group B Early Exchange Premium of U.S. $30.00 principal amount of New 2047 Bonds per U.S. $1,000.00 principal amount of Group B Securities accepted for exchange.

Table 2 below sets forth the percentage of each series of Existing Securities that Pemex has accepted for purchase or exchange on or about October 3, 2016, the Early Settlement Date.

Table 2

Group A Securities
	Group A Securities Tendered Pursuant to Group A Cash Tender Offers Only		Group A Securities Tendered Pursuant to Group A Cash Tender Offers, with Excess Group A Securities Tendered Pursuant to Group A Exchange Offers for New 2023 Notes			Group A Securities Tendered Pursuant to Group A Cash Tender Offers, with Excess Group A Securities Tendered Pursuant to Group A Exchange Offers for New 2047 Bonds
Series	% of Tendered Principal Amount Accepted for Purchase	% of Tendered Principal Amount Returned	% of Tendered Principal Amount Accepted for Purchase	% of Tendered Principal Amount Accepted for Exchange into 2023 Notes	% of Tendered Principal Amount Returned	% of Tendered Principal Amount Accepted for Purchase	% of Tendered Principal Amount Accepted for Exchange into 2047 Bonds	% of Tendered Principal Amount Returned
8.000% Notes due 2019	100%	0%	100%	0%	0%	100%	0%	0%
5.750% Notes due 2018	68.8%	31.2%	68.7%	31.3%	0%	68.8%	31.2%	0%
5.500% Bonds due 2044	0%	100%	N/A	N/A	N/A	0%	68.0%	32.0%
6.000% Notes due 2020	0%	100%	N/A	N/A	N/A	0%	0%	100%
5.500% Notes due 2021	0%	100%	N/A	N/A	N/A	0%	0%	100%
			Group B Securities
				Group B Securities Tendered Pursuant to Group B Exchange Offers for New 2047 Bonds
			Series	% of Tendered Principal Amount Accepted for Exchange into 2047 Bonds	% of Tendered Principal Amount Returned
			6.875% Notes due 2026	0%	100%
			6.625% Bonds due 2035	0%	100%
			6.500% Bonds due 2041	0%	100%

Because the acceptance for purchase of Group A Securities validly tendered pursuant to the Group A Cash Tender Offers would cause Pemex to purchase an aggregate principal amount of Group A Securities that would result in an aggregate amount to be received by holders of Group A Securities, including accrued interest, in excess of the U.S. $1.5 billion Tender Cap, Pemex has accepted for purchase pursuant to the Group A Cash Tender Offers all validly tendered 8.000% Notes due 2019, only U.S. $657,050,000 principal amount of the validly tendered 5.750% Notes due 2018 and none of the validly tendered 5.500% Bonds due 2044, 6.000% Notes due 2020 or 5.500% Notes due 2021. Pemex will pay holders of 5.750% Notes due 2018 validly tendered pursuant to the Group A Cash Tender Offers at or prior to the Early Participation Date on a pro rata basis according to the proration procedures described in the Tender and Exchange Offer Statement.

Pemex, in accordance with its rights as set forth in the Tender and Exchange Offer Statement, has increased the 2047 Bonds Exchange Cap from U.S. $1.0 billion to U.S. $1.5 billion. Because the acceptance for exchange of Excess Group A Securities and Group B Securities validly tendered pursuant to the Exchange Offers for New 2047 Bonds would cause Pemex to issue an aggregate principal amount of New 2047 Bonds in excess of the U.S. $1.5 billion 2047 Bonds Exchange Cap, Pemex has accepted for exchange for New 2047 Bonds pursuant to the Exchange Offers only U.S. $7,640,000 principal amount of the validly tendered 5.750% Notes due 2018, only U.S. $1,591,961,000 principal amount of the validly tendered 5.500% Bonds due 2044 and none of the validly tendered 8.000% Notes due 2019 (all of which were accepted for purchase pursuant to the Group A Cash Tender Offers), 6.000% Notes due 2020, 5.500% Notes due 2021, 6.875% Notes due 2026, 6.625% Bonds due 2035 or 6.500% Bonds due 2041. Pemex will issue New 2047 Bonds to holders of 5.500% Bonds due 2044 tendered pursuant to the Group A Exchange Offers at or prior to the Early Participation Date on a pro rata basis according to the proration procedures described in the Tender and Exchange Offer Statement.

Because the U.S. $1.5 billion Tender Cap and the U.S. $1.5 billion 2047 Bonds Exchange Cap have been reached, Holders of Existing Securities who tender after the Early Participation Date will not have any of their Existing Securities accepted for purchase or exchange, as applicable. Any tendered Existing Securities that are not accepted for purchase or exchange will be returned or credited without expense to the holder’s account.

The Tender and Exchange Offers will expire at 11:59 p.m., New York City time, on October 11, 2016, unless extended. Withdrawal rights with respect to the Tender and Exchange Offers have expired as scheduled.

Further Information

Capitalized terms that are used but not defined herein have the meaning ascribed to such terms in the Tender and Exchange Offer Statement.

The Tender and Exchange Offers are being made only to holders of Existing Securities who have properly completed, executed and delivered to the information and exchange agent an eligibility letter in the form previously distributed, whereby such holders have represented to the information and exchange agent that they are one of the following: (i) if in the United States, a “qualified institutional buyer,” or “QIB,” as that term is defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or (ii) if outside the United States, a person other than a “U.S. person,” as that term is defined in Rule 902 under the Securities Act, or acquiring for the account of a U.S. person (other than as a distributor), who is acquiring New Securities in an offshore transaction in accordance with Rule 903 of Regulation S under the Securities Act. Only holders who have satisfied these requirements are authorized to receive or review the Tender and Exchange Offer Statement or to participate in the Tender and Exchange Offers.

The New Securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. Pemex will enter into registration rights agreements with respect to the New Securities providing for certain registration rights with respect to the New Securities. THE NEW SECURITIES ARE BEING ISSUED ONLY TO ELIGIBLE HOLDERS.

D. F. King & Co., Inc., has been appointed as the information and exchange agent for the Tender and Exchange Offers. Holders may contact the information and exchange agent to request the eligibility letter. Banks and brokers call: +1-212-269-5550. All others call: 800-817-5468 (U.S. toll-free) or +1-212-269-5550 (international). Email: pemex@dfking.com. Copies of the eligibility letter, the Tender and Exchange Offer Statement and the related letter of transmittal are available at www.dfking.com/pemex.

Pemex has retained Barclays Capital Inc., Citigroup Global Markets Inc. and HSBC Securities (USA) Inc. to act as Dealer Managers in connection with the Tender and Exchange Offers. Questions regarding the Tender and Exchange Offers may be directed to Barclays Capital Inc. at 800-438-3242 (U.S. toll-free), +1-212-528-7581 (international) or us.lm@barclays.com, Citigroup Global Markets Inc. at 800-558-3745 (U.S. toll-free), +1-212-723-6106 (international) or ny.liabilitymanagement@citi.com or HSBC Securities (USA) Inc. at 888-HSBC-4LM (U.S. toll-free), +1-212-525-5552 (international) or liability.management@hsbcib.com.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Tender and Exchange Offers are being made solely through the Tender and Exchange Offer Statement and the related letter of transmittal, and only to such persons and in such jurisdictions as are permitted under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ CARLOS CARAVEO SÁNCHEZ
Carlos Caraveo Sánchez
Associate Managing Director of Finance

Date: September 28, 2016

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.